UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 7, 2002

Judith A. Reinsdorf
Vice President &
Associate General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977

Re: Pharmacia Corporation
Incoming letter dated December 21, 2001

Dear Ms. Reinsdorf:

This is in response to your letters dated December 21, 2001 and January 3, 2002 concerning the shareholder proposal submitted to Pharmacia by Nick Rossi. We also have received a letter on the proponent's behalf dated January 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

PHARMACIA

Judith A Reinsdorf
Vice President &
Associate General Counsel

Pharmacia Corporation
100 Route 206 North
Peapack, N.J. 07977
Tel. 908 901 7143
Fax. 908 901 1308

December 21, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pharmacia Corporation; Shareholder Proposal of Nick Rossi; Securities and Exchange Act of 1934 - - Rule 14a-8

Dear Ladies and Gentleman,

This letter is to inform you that it is the intention of Pharmacia Corporation, a Delaware corporation ("Pharmacia"), to exclude from its proxy statement and form of proxy for Pharmacia's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials"), a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Nick Rossi purporting to appoint John Chevedden as his "designee." A copy of the Proposal as well as related correspondence is attached hereto. The Proposal requests that the Pharmacia board of directors (the "Board") "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless shareholders approve it at Pharmacia's next shareholder meeting."

Pharmacia respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in its view that, for the reasons set forth below, Pharmacia may omit the Proposal from its 2002 Proxy Materials.

1. Mr. Chevedden, the True Proponent, is Not Eligible to Submit a Shareholder Proposal to Pharmacia.

In Pharmacia's opinion, because Mr. Chevedden, who is not a shareholder of Pharmacia, is the true proponent of the Proposal, the Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(b).

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal." Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). The reasons for this requirement were summarized by the Commission in 1983 when it first adopted minimum eligibility standards to file a shareholder proposal:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.

Sec. Ex. Act. Rel. No. 34-20091 (Aug. 16, 1983).

In Pharmacia's view, the Proposal constitutes a transparent attempt to evade the requirements of Rule 14a-8(b).[1] While Mr. Rossi apparently executed the letter submitting the Proposal, his submission appoints Mr. Chevedden "and/or his designee <u>to substitute for me</u>, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, <u>before, during and after the forthcoming shareholder meeting</u>." The letter then requests that "all future communication" be directed to Mr. Chevedden. This language alone suggests that Mr. Chevedden, not Mr. Rossi, is the true proponent of the Proposal. In Mr. Rossi's own words, the submission is a wholesale "substitution" of a non-shareholder for a shareholder in the entire "shareholder proposal process." That this is the case is further demonstrated by the fact that the Proposal and the related cover letter were sent from the fax number provided for Mr. Chevedden. In sum, the putatively eligible shareholder has not simply utilized a spokesperson as a convenience, as contemplated by Rule 14a-8(b), he has completely disengaged from the entire "process." In Pharmacia's view, such wholesale delegation of the right to access a company's proxy materials undermines the purpose of Rule 14a-8. This type of abuse is precisely the type of activity the Staff disapproved in granting a no-action request in <u>TRW Inc.</u> (Jan. 24, 2001).

The language of the Proposal also evidences the fact that the Proposal was submitted to further an undisclosed personal agenda of a non-shareholder, Mr. Chevedden, rather than the interests of Pharmacia's shareholders. Indeed, the Proposal does not mention Pharmacia even once, and belies a total lack of knowledge of whether Pharmacia currently has a rights plan in place (it does), requesting that the Board redeem "any pill now in effect." Similarly, the supporting statement asserts that rights plans are an important topic, "even if our company does not now have a poison pill." Moreover, Pharmacia believes that Ms. Chevedden has submitted proposals to at least two other pharmaceutical companies, at least one of which is identical to the

---

1 To Pharmacia's knowledge, Mr. Chevedden does not own a single share of Pharmacia stock.

Proposal.[2] This ignorance of the basic facts concerning the relevance of the Proposal to Pharmacia, and the apparent targeting of the industry, suggest that Mr. Chevedden is submitting the Proposal for undisclosed reasons having nothing to do with the individual companies. This is precisely the type of activity Rule 14a-8(i)(4) was meant to prevent.

2. The Proposal is False and Misleading

In Pharmacia's view, the Proposal may also be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which permits a registrant to exclude a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 prohibits a registrant from including statements in its proxy materials that are "false or misleading with respect to any material fact, or which omit[] to state any material fact necessary in order to make the statements therein not false or misleading." See, e.g., Emerson Electric Co. (Oct. 27, 2000); The Boeing Company (Mar. 6, 2000).

The Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9. In particular, Pharmacia believes that the following statements from the Proposal, as drafted, are subject to exclusion:

A. The Proposal contains a number of statements that are presented as fact that are clearly statements of opinion. In particular, Mr. Chevedden states: (i) "The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future," (ii) "A poison pill can insulate management at the expense of shareholders," (iii) "A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate," and (iv) "Institutional investor support is high-caliber support." The Staff has found that statements of opinion purporting to be fact, but not supported by fact, such as the statements listed above, are excludable under Rule 14a-8(i)(3). Consequently, the Staff has concluded that statements of belief must be stated as such. See, e.g., The Boeing Company (March 6, 2000); The Home Depot, Inc. (April 4, 2000); Boise Cascade Corporation (Mar. 8, 2000). Accordingly, these statements cannot be included in the Proposal as they are written.

B. Mr. Chevedden makes numerous statements of alleged fact in his Proposal without providing adequate citations to supportive sources. Indeed, as evidenced in the attached correspondence, he refused Pharmacia's requests that he provide support for such assertions claiming that they were "self-evident". Specifically, Mr. Chevedden states "Pills adversely affect shareholder value," citing to a book by shareholder activists that deals with numerous corporate governance topics in addition to rights plans. In addition, the supporting

2 In fact, Mr. Chevedden has apparently adopted a practice of acting as a representative for eligible shareholders at least four times in 2001 alone. Maytag Corp. (Proxy filed April 3, 2001) (representative for Rossi); Southwest Airlines Corp. (Proxy filed Mar. 23, 2001) (representative for Gilbert).

statement contains the following wholly unsupported statements: (i) "Many institutional investors believe poison pills should be voted on by shareholders," (ii) "Shareholder right to vote on poison pill resolution achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)," (iii) "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting," and (iv) "In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force." The Staff has repeatedly found that the unwillingness of a proponent to provide factual support for statements made is grounds for allowing a registrant to omit a proposal. See, e.g., Alaska Air Group, Inc. (Mar. 26, 2000); The Home Depot, Inc. (April 4, 2000); Electronic Data Systems Corporation (Mar. 24, 2000). See also SLB 14 at G. 4 p. 28.

C. Under the heading "Negative Effects of Poison Pills on Shareholder Value," the Proposal cites a 1986 study by the Office of the Chief Economist of the Commission, entitled "The Effect of Poison Pills on the Wealth of Target Shareholders" for the general proposition that "the negative effect of poison pills to deter profitable takeover bids outweigh benefits." In Pharmacia's view, this statement is misleading in several respects. First, it suggests that the wealth effects of rights plans is an issue that has long been settled. In reality, the economic effects of rights plans on shareholder wealth are far from clear. Indeed, there are numerous other more recent studies and articles that reach the opposite conclusion. See *Empirical Evidence On Structural Takeover Defenses: Where Do We Stand?* 54 U. Miami L. Rev. 783, 787-88 (2000); Georgeson Shareholder Communications, Inc., *Poison Pills And Shareholder Value / 1992-1996*; Georgeson Shareholder Communications, Inc., *Institutional Voting On Poison Pill Rescission*; James A. Brickley, Jeffrey L. Coles & Rory L. Terry, Outside Directors and the Adoption of Poison Pills, 35 J. Fin. Econ. 371 (1994); Dosoung Choi, Srinivas Kamma & Joseph Weintrop, *The Delaware Courts, Poison Pills, And Shareholder Wealth*, 5 J. L. Econ. & Org. 375 (1989); Robert Comment & G. William Schwert, *Poison Or Placebo? Evidence On The Detterence And Wealth Effects Of Modern Antitakeover Measures*, 39 J. Fin. Econ. 3 (1995); Sudip Datta & Mai Iskandar-Datta, *Takeover Defenses And Wealth Effects On Securityholders: Poison Pills Of Poison Pill Adoptions*, 20 J. Banking & Fin. 1231 (1996); Paul H. Malatesta & Ralph A. Walking, *Poison Pill Securities: Stockholder Wealth, Profitability, And Ownership Structure*, 20 J. Fin. Econ. 347 (1988); Michael Ryngaert, *The Effect Of Poison Pill Securities On Shareholders Wealth*, 20 J. Fin. Econ. 377 (1988).

In addition, citing only to a government-sponsored study conveys the misleading impression of government support for the cited proposition. For these reasons, Pharmacia believes that the heading and statement concerning the "negative effects" of rights plans must be omitted from the Proposal.

D. Mr. Chevedden attempts to support his assertion that "the Council of Institutional Investors recommends shareholder approval of all poison pills" with references to two websites: www.cii.org/ciicentral/policies.htm & www.cii.org. The former link no longer exists and is therefore not accessible to support any statements in the Proposal. The latter website is the home page for The Council of Institutional Investors, and would require shareholders considering the Proposal to search the entire site in order to find the "support" to which Mr. Chevedden alludes. Moreover, most of the information available on that site is plainly irrelevant to the subject matter of the Proposal. Accordingly, these website references must be deleted from the Proposal. See SLB 14 at F.1 (excluding website address may be permitted if "information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules").

3. The Proposal Would Nevertheless Violate Rule 14a-8(e) if the False and Misleading Portions are Cured by Revision

If Mr. Chevedden offers to revise the Proposal to cure all the false and misleading statements contained therein, any such revised Proposal would not be eligible for inclusion in the 2002 Proxy Materials. Because the Proposal is replete with false and misleading statements, any revision would effectively constitute a new proposal. Consequently, any new proposal would not make the November 16, 2001 deadline for inclusion in the 2002 Proxy Materials under Rule 14a-8(e).

The Commission has stated its position on amendments and revisions to proposals in relation to Rule 14a-8(e). The Commission stated:

> Changes to a timely submitted proposal or supporting statement may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal.

Sec. Ex. Act. Rel. No. 12,999 (Nov. 22, 1976). Accord SLB 14 at E.1. Clearly, the policy underlying Rule 14a-8(e) would be undermined if shareholders were allowed to bypass the deadline requirement by filing inadequate proposals, only to update them after the deadline has passed. The Staff has consistently followed this line of reasoning in permitting the exclusion under Rule 14a-8(e) of proposals that require extensive revisions in order to comply with Rule 14a-9. See, e.g., Dow Jones & Company, Inc. (Mar. 9, 2000); Dow Jones & Company, Inc. (Jan. 18, 2001); Archer-Daniels-Midland Company (Aug. 6, 1999).

Pharmacia believes that the Proposal contains so many statements requiring revision or deletion, that any revision of the Proposal would effectively render it an entirely new proposal. As demonstrated above, each of the seven paragraphs contained in the supporting statement would require either revision or deletion. This level of rewriting could in no way be characterized as changes that are "minor in nature and do not alter the substance of the proposal." Accordingly, Pharmacia respectfully asks the Staff to not allow Mr. Chevedden the opportunity to cure the numerous defects in the Proposal for inclusion into the 2002 Proxy Materials.

4. Conclusion

In view of the foregoing, it is Pharmacia's belief that it may rely on Rules 14a-8(b), 14a-8(i)(3), 14a-8(i)(4) and 14a-8(e) to omit the Proposal from the 2002 Proxy Materials. Pharmacia respectfully requests that you confirm that the Staff will not recommend enforcement action to the Commission if Pharmacia omits the Proposal from its 2002 Proxy Materials.

Please call the undersigned at (908) 901-7143 if you have any questions or need additional information with respect to this matter.

Very truly yours,

Judith A. Reinsdorf

JAR:vas/500479v3
cc: Nick Rossi, Custodian
John Chevedden

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 908/901-7700
PH: 908/901-8000

RECEIVED
NOV 9 - 2001
FRED HASSAN

Mr. Fred Hassan
Chairman, CEO
Pharmacia Corporation (PHA)
100 Route 206 North
Peapack, NJ 07977

Dear Mr. Hassan,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi (signature)
Nick Rossi
Custodian for Katrina Wubbolding
Record Holder
Pharmacia Corporation

Nov 5-01
Date

cc:
Don Schmitz
Corporate Secretary
FX: 908/901-1862

RECEIVED
NOV 13 2001
UNIT 0879

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Judith A. Reinsdorf

Pharmacia Corporation
100 Route 206 North
Peapack, New Jersey 07977
tel 908.901.7143
fax 908.901.1308
www.pharmacia.com

December 10, 2001

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: **Pharmacia Corporation --Shareholder Proposal**

Dear Mr. Chevedden:

Pharmacia Corporation has carefully considered the proposal submitted by Mr. Nick Rossi (as custodian for Katrina Wubbolding) for inclusion in its 2002 Notice of Annual Meeting and Proxy Statement. We have made edits to your proposal to the extent that statements were unsupported or did not convey all of the facts. We feel strongly that the edits are necessary to make the proposal and supporting statement accurate and not misleading and request that you revise the proposal accordingly.

As you know, we have the option of requesting a no-action letter from the Securities & Exchange Commission ("SEC") to exclude the proposal based on false and misleading statements. We are hopeful that we can find a mutually agreeable resolution rather than turn to the SEC.

Please contact me at 908-901-7143 to discuss. We will need to finalize these edits no later than December 19, 2001 given the press of the holidays and the SEC's deadlines.

Sincerely,

Judith A. Reinsdorf
Vice President, Associate General
Counsel and Assistant Secretary

cc: N. Rossi
D. W. Schmitz
J. M. Huguenel

SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

~~The~~

I believe that the poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1. at any time;
2. in a short period of time; and
3. without shareholder approval.

~~4. Negative Effects of Poison Pills on Shareholder Value. A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.~~

~~5.~~

~~6. Source: Office of the Chief Economist, Securities and Exchange~~

~~7. Commission: The Effect of Poison Pills on the Wealth of Target~~

8. ~~Shareholders: October 23, 1986~~

[This study is outdated and relates only to the first generation of rights plans. Moreover, it was done in a completely different takeover environment.]

Additional Support for this Proposal Topic

~~**Pills**~~

- **I believe pills** adversely affect shareholder value.

  Power and Accountability, Nell Minow and Robert Monks

- The Counsel of Institutional Investors

  www.cii.org/clicentral/policies.htm **[webpage not found]** & *www.cii.org*, recommends shareholder approval of all poison pills.g

Institutional Investor Support for Shareholder Vote. Many institutional investors believe poison pills should be voted on by shareholders. ~~**A**~~**[Please provide a source for this**

assertion or delete it.] **I believe that a** poison pill can insulate management at the expense of shareholders. ~~A~~ **I believe that a** poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support is High-Caliber Support. This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolution achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes). **[Please provide support or delete this paragraph.]**

In my opinion, institutional ~~Institutional~~ investor support is high-caliber support~~.~~ ~~Institutional~~ **because institutional** investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company. This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. **[Please provide support for this claim or delete it.]** The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies. In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. **[Please provide support for this claim or delete it.]** We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis added.

PAC499004v1

PHARMACIA

Judith A Reinsdorf
Vice President &
Associate General Counsel

Pharmacia Corporation
100 Route 206 North
Peapack, N.J. 07977
Tel. 908 901 7143
Fax. 908 901 1308

January 3, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Pharmacia Corporation; Shareholder Proposal of Nick Rossi;
Securities and Exchange Act of 1934 – Rule 14a-8**

Dear Ladies and Gentlemen:

Pharmacia Corporation submitted a no-action request on December 21, 2001 with respect to the Shareholder Proposal of Nick Rossi. In reviewing the letter, we noted that four lines on the top of page two were inadvertently omitted. Accordingly, we have enclosed the corrected letter, which highlights the previously omitted lines. There are no other changes to the document. We regret any inconvenience.

Sincerely,

Judith A. Reinsdorf

JAR/smc
Enclosures
cc: Nick Rossi
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Pharmacia Corporation (PHA)
Shareholder Response to Company No Action Request
Shareholder Vote on Poison Pills
Established Corporate Governance Proposal Topic
Nick Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to Pharmacia Corporation (PHA) no action request (NAR). It is believed that PHA must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company ignorance is an asset according to rule 14a-8 interpretation:
The company appears to be unaware of Mr. Rossi's consistent submittal of shareholder proposals to major companies during the past 10 years.
2) The company does not cite a precedent where Mr. Rossi has been ordered not to cooperate with investors interested in the same investment values.
3) Double Standard:
The company does not cite a precedent where companies are not allowed to cooperate with other companies or in regard to rule 14a-8 issues.
4) Missing link:
An established topic shareholder proposal topic makes a back-flip transformation into an "undisclosed personal agenda" without substantiation.
5) Weasel words and qualifiers used to meet burden of proof standard:
Company includes "believes" and "as drafted" in one sentence. This artificially attempts to create a low standard to exclude text – particularly under the burden of proof standard.
6) The company often does not present any better facts to challenge the supporting statements.
7) The company claims that on issues that are "far from clear" rule 14a-8 interpretation would disallow information that supports a particular conclusion.
8) Company Fallacy:
Well known expert statements in the field of corporate governance on the poison pill should be treated as "statements of opinion." ... "clearly" according to rule 14a-8 interpretation.

9) The company claims that an established corporate governance website is irrelevant to a corporate governanceproposal.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PHA
Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pharmacia Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board of directors of Pharmacia "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Pharmacia may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Pharmacia may exclude the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pharmacia may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Pharmacia may exclude the proposal from its proxy materials in reliance on rule 14a-8(e).

We are unable to concur in your view that Pharmacia may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The poison pill . . . " and ends " . . . in the future" as the proponent's opinion;
- delete the discussion that begins "Pills adversely . . . " and ends " . . . Robert Monks";
- delete the website addresses "(www.cii.org)" and "(www.cii.org/ciicentral/policies.htm)";
- revise the sentence that begins "Many institutional investors . . . " and ends " . . . vote on by shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the sentence that begins "A poison pill can insulate . . . " and ends " . . . expense of shareholders" as the proponent's opinion;

- recast the sentence that begins "A poison pill is such . . . " and ends " . . . whether it is appropriate" as the proponent's opinion;

- delete "Institutional investor support is high-caliber support" in the paragraph that begins "Institutional investor support . . . " and ends " . . . this proposal topic";

- provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-no vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)";

- delete the discussion that begins "68% Vote at a Major Company . . . " and ends " . . . website under Proposals"; and

- provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "In recent years . . . " and ends " . . . remain in force" or Pharmacia may delete the discussion that begins "Shareholder vote . . . " and ends " . . . do so as well."

Accordingly, unless the proponent provides Pharmacia with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Pharmacia omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pharmacia may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Pharmacia may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Grace K. Lee
Attorney-Advisor